

Mail Stop 7010

December 18, 2007

Via U.S. mail and facsimile

Mr. James Keyes
Brookfield Infrastructure Partners L.P.
Cannon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

> **Re:    Brookfield Infrastructure Partners L.P.**
> **Amendment  No. 3 to Form 20-FR**
> **Filed December 13, 2007**
> **File No. 001-33632**

Dear Mr. Keyes:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form 20-F
Exhibit 12.1

Summary of Selected Financial Information, page 7

1.  Please revise your presentation of the combined financial data for the infrastructure division on page 8 to separately present the GAAP financial information required to be presented per Item 3.A.2. of Form 20-F from your presentation of non-GAAP financial information that is provided on a supplemental basis. Revising your presentation will ensure that the GAAP financial information is presented more prominently from the non-GAAP financial information, as required by Item 10(e)(1)(i)(A) of Regulation S-K.

2.  We note that you have stated that you are presenting funds from operations as a performance measure. However, we have a concern that use of this title may confuse readers and may misunderstand that such measure is not being presented as a liquidity measure because of the use of the term, funds. The term, funds, is typically equated with cash (i.e., liquidity). Irrespective of the mitigating disclosure you have included stating that this measure is a performance measure, please revise

the title of this non-GAAP measure throughout your document to something more consistent with a performance measure. An example of a title that is more indicative of a performance measure would be adjusted net income. Refer to Question 14 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for guidance.

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You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc:     Mr. Joshua Robinson
        Weil, Gotshal & Manges LLP
        767 Fifth Avenue
        New York, NY 10153